

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2024

Luca Fabbri
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, Colorado 80237

      Re: Farmland Partners Inc.
          Registration Statement on Form S-3
          Filed May 8, 2024
          File No. 333-279210

Dear Luca Fabbri:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi Regan at 202-551-3269 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Justin R. Salon, Esq.